Exhibit 21.01

ORACLE CORPORATION

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation

Oracle International Corporation	California

Oracle Global Holdings, Inc.	Delaware

Oracle America, Inc.	Delaware

Oracle Technology Company	Ireland

OCAPAC Holding Company	Ireland

OCAPAC Research Partner	Ireland

OCAPAC Research Company	Ireland

OCAPAC Distributor Partner	Ireland

OCAPAC Hardware Partner	Ireland